

April 16, 2015

Via E-mail
Dara Khosrowshahi
Chief Executive Officer
Expedia, Inc.
333 108th Avenue NE
Bellevue, WA 98004

> **Re:**    **Expedia, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 6, 2015**
> **File No. 0-51447**

Dear Mr. Khosrowshahi:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You stated in your letter to us dated July 30, 2012 that you provided travel products and services related to Syria, and that you had no specific plan to change the availability of those product and services. You do not describe in the Form 10-K contacts with Syria. Please provide us with information regarding your contacts with Syria since the referenced letter. You should describe any products or services you have provided into Syria, or to people booking travel to that country, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

2. Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the

Dara Khosrowshahi
Expedia, Inc.
April 16, 2015
Page 2

approximate dollar amounts of any revenues, assets and liabilities associated with Syria since the referenced letter.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:     Anne Nguyen Parker
        Assistant Director
        Division of Corporation Finance